KRAMER LEVIN NAFTALIS & FRANKEL LLP
George M. Silfen Partner Phone 212-715-9522 Fax 212-715-8422 GSilfen@KRAMERLEVIN.com

July 18, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505

Re:	Arden Sage Multi-Strategy Master Fund, L.L.C. (File No. 811-22223)

Arden Sage Multi-Strategy Master Fund, L.L.C. (the “Fund”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund’s fidelity bond for the 2013-2014 year:

1.           A copy of the renewal of the bond coverage for the Fund and other joint insureds (the “Bond”) (attached as Exhibit A).

2.           A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Fund (attached as Exhibit B).

3.           A statement showing the amount of a single insured bond, which the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as Exhibit C).

4.           A copy of a Joint Insured Agreement, by and between the Fund and the other joint insured, meeting the requirements of Rule 17g-1 paragraph(f) (attached as Exhibit D).

5.           The premium for the Bond has been paid through May 12, 2014.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ George M. Silfen
George M. Silfen

cc: Craig Krawiec

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com